SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

VECTOR GROUP LTD.

(Name of Issuer)

COMMON STOCK, $0.10 VALUE

(Title of Class of Securities)

92240M-10-8

(CUSIP Number)

Howard M. Lorber

Vector Group Ltd.

4400 Biscayne Boulevard, 10th Floor

Miami, FL 33137

(305) 579-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92240M-10-8

1	NAME OF REPORTING PERSON Howard M. Lorber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

7	SOLE VOTING POWER* 6,439,183 (includes 1,978,165 acquirable upon exercise of options)
8	SHARED VOTING POWER* -0-
9	SOLE DISPOSITIVE POWER* 5,431,175 (includes 1,978,165 acquirable upon exercise of options)
10	SHARED DISPOSITIVE POWER* -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,439,183 (includes 1,978,165 acquirable upon exercise of options)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

PRELIMINARY STATEMENT

This Amendment No. 5 amends the Schedule 13D filed by Howard M. Lorber (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on July 23, 2014, and amended on November 12, 2014, August 15, 2015, November 10, 2015 and January 4, 2017 (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company from 1999 to 2019.

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer

(a)

As of December 24, 2019, the Reporting Person was the beneficial owner of, in the aggregate, 6,439,183 shares of Common Stock, which constituted approximately 4.3% of the 147,790,061 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019 (plus the 1,978,165 shares that may be acquired by Mr. Lorber or his assignee within 60 days upon exercise of options and the 195,654 shares of common stock he received in connection with an exercise of options on November 18, 2019).

(b)

The Reporting Person has sole voting power and sole dispositive power over (i) 823,956 shares of Common Stock held by him, (ii) 2,629,035 shares held by Lorber Alpha II Limited Partnership, a Nevada limited partnership, and (iii) 19 shares in an Individual Retirement Account. Mr. Lorber’s beneficial ownership also includes 1,978,165 shares of Common Stock that may be acquired by him within 60 days upon exercise of options and voting rights with respect to 1,008,008 Award Shares. Mr. Lorber has sole voting power over the Award Shares but will not gain investment power over those shares until the vesting conditions described in Item 4 have been satisfied.

Lorber Alpha II, LLC, a Delaware limited liability company, is the general partner of Lorber Alpha II Limited Partnership, a Nevada limited partnership. The reporting person serves as Managing Member of the Lorber Alpha II LLC and has voting and dispositive power with respect to such shares. The Reporting Person disclaims beneficial ownership of 12,502 shares of Common Stock held by Lorber Charitable Fund, which are not included. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c)

The following transactions of the Company’s Common Stock were effected during the past 60 days: on November 18, 2019, the Reporting Person exercised options to acquire 1,303,113 shares of Common Stock of the Company at a price of $8.67 per share and surrendered 1,107,459 shares to remit exercise price and payroll withholding taxes at a price per share of $12.46.

(d)	Not applicable.

(e)	The Reporting Person has ceased to be the beneficial owner of more than 5% of the Company’s Common Stock and therefore will no longer be updating this statement on Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2019

Howard M. Lorber

By:	/s/ J. Bryant Kirkland III, Attorney-In-Fact
J. Bryant Kirkland III, Attorney-In-Fact